Mana Behbin

+1.202.373.6599

mana.behbin@morganlewis.com

October 2, 2018

VIA EDGAR

Jay Williamson

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	City National Rochdale Strategic Credit Fund

(File Nos. 333-224912 and 811-23348)

Dear Mr. Williamson:

This letter responds to the comments we received from the Staff of the U.S. Securities and Exchange Commission (“SEC”) by telephone on August 1, 2018 to our responses to the Staff’s comments in a letter filed with the SEC on July 16, 2018 (the “Response Letter) on the initial Registration Statement on Form N-2 (the “Registration Statement”) on behalf of City National Rochdale Strategic Credit Fund (the “Fund”), as filed with the SEC on May 14, 2018. Following are the Staff’s comments and the Fund’s responses thereto. Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment Number 1 to the Registration Statement to be filed by the Fund separately. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

General

1.

Comment: Please revise the new illustrative example disclosure the Fund proposes to add in response to the Staff’s comment no. 3 in the Response Letter to include, in place of “x%”, “y%” and “z%”, numbers generally representative of the CLO structures in which the Fund will invest.

DB1/ 98888186.2	Morgan, Lewis & Bockius LLP

One Federal Street
	Boston, MA 02110	+1.617.341.7700
	United States	+1.617.341.7701

October 2, 2018

Response: The Fund has revised the disclosure under “Principal portfolio composition – Collateralized loan obligations” on pages 7 and 41 of the Prospectus as follows in response to the Staff’s comment:

Sub-investment grade rated debt tranches of CLOs (CLO mezzanine tranches) are the most junior of the debt tranches. The equity tranches of CLOs are unrated and subordinated to the debt tranches in the CLO capital structure. The equity tranche receives excess cash flow after the payment of interest on the more senior tranches, and other excess cash flow after the more senior tranches, are repaid, at the bottom of the payment waterfall. Economically, the equity tranche of a CLO benefits from the difference between the interest received from the senior secured loans and the interest paid to the holders of debt tranches of the CLO structure. A CLO’s equity tranche, while entitled to be paid the highest interest rate payments, is the riskiest portion of the CLO, representing the first loss position in the CLO (i.e., losses are first borne by the equity tranche, next by the junior tranches and finally by the senior tranches) and bearing the bulk of defaults from the bonds or loans in the trust. As a practical matter, the equity tranche covers a particular percent of the collateral’s principal and absorbs the first default losses accounting for such percent of the total pool of loans. For instance, if the equity tranche of a CLO covers 10% of the collateral’s principal, should a default or decrease in expected payments to the CLO occur, that deficiency typically will first affect the equity tranche in that holders of that position generally will be the first to have their payments decreased by the deficiency and would bear up to 10% of such losses. Next in line to absorb losses is the mezzanine tranche of the CLO. If the second tranche (the mezzanine tranche) of the CLO covers the next 20% of collateral principal, it is protected by the equity tranche against 10% of losses and absorbs the next 20% of default losses on the portfolio of loans. If the next more senior tranche covers the next 60% of collateral principal, it is protected by equity and the mezzanine tranches against 30% (10% + 20%) of losses and absorbs the next 60% default losses on the portfolio of loans, and so on. Consequently, CLO equity and mezzanine tranches entail generally higher risk (albeit different risks because the mezzanine tranches are structurally superior to the equity tranche), with the potential for higher returns, than other tranches of the CLO that are more senior. The percentages included in the above example are merely illustrative, but do generally fall in the typical ranges for the CLOs in which the fund expects to invest. The percent covered by each tranche may differ from CLO to CLO and from issuance to issuance and, therefore, the percentages included in the above example may differ in and among the CLOs in which the fund actually invests.

2.	Comment: Please ensure that the disclosure in the Registration Statement is reflective of the Fund’s response to the Staff’s comment no. 13 in the Response Letter.

DB1/ 98888186.2

October 2, 2018

Response: The Fund has revised the disclosure under “PRINCIPAL INVESTMENT STRATEGIES – Other investments – Distressed securities” page 46 of the Prospectus as follows in response to the Staff’s comment:

While the fund does not intend to acquire distressed securities, the fund may continue to hold leveraged loans and other debt instruments that were not distressed at the time of investment during periods of market dislocation or in instances where the issuers of such instruments experience some level of financial or business distress (including undergoing bankruptcy or other reorganization or liquidation proceedings) such that the instruments held by the fund may be deemed distressed securities. Distressed securities may involve a substantial degree of risk. In certain periods, there may be little or no liquidity in the markets for these securities or instruments. In addition, the prices of such securities or instruments may be subject to periods of abrupt and erratic market movements and above-average price volatility. It may be more difficult to value such securities and the spread between the bid and ask prices of such securities may be greater than normally expected. If the Advisor’s evaluation of the risks and anticipated outcome of an investment in a distressed security should prove incorrect, the fund may lose a substantial portion or all of its investment or the fund may be required to accept cash or securities with a value less than its original investment.

3.

Comment: The Staff notes the revisions proposed to be made in response to the Staff’s comment no. 17 in the Response Letter. Please explain what it means for the shares to be “offered monthly on a continuous basis.”

Response: In response to the Staff’s comment, the Fund has made a clarifying revision to the disclosure on pages 5 and 68 of the Prospectus and page 61 of the SAI as follows:

Thereafter, the fund generally expects to re-open to new investment and accept orders to purchase shares on a continuous basis on the 15th day of each month (or the next business day if the 15th is not a business day). However, the fund’s ability to accept orders to purchase shares may be limited, including during periods when, in the judgment of the Adviser, appropriate investments for the fund are not available. The fund reserves the right to suspend subsequent offerings or to accept purchases on a basis more or less frequent than once a month or on a date other than the 15th (or next business day) of a particular month. Subsequent to the initial offering, the shares are expected to be offered at NAV per share.

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DB1/ 98888186.2

October 2, 2018

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6599 or Paul Raymond at 617.951.8567.

Sincerely yours,

/s/ Mana Behbin

Mana Behbin

cc:	Garrett D’Alessandro

Paul B. Raymond

DB1/ 98888186.2